

07006779

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

revised

| SEC FILE NUMBER |
|---|
| 8- 66026 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

Calabasas, California 91302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morrie W. Reiff 818-708-0111
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11/07

## OATH OR AFFIRMATION

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group,LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


CYNTHIA A SCHWARTZ
Commission # 1676838
Notary Public - California
Los Angeles County
My Comm. Expires Jul 19, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

# AFA FINANCIAL GROUP, LLC

## ANNUAL AUDIT REPORT

DECEMBER 31, 2006

26637 W. Agoura Road
Calabasas, CA 91302

CONTENTS

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

# REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2006 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2006 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 15, 2007

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

ASSETS

| | |
|---|---|
| Cash | $174,548 |
| Clearing deposit | 100,000 |
| Commissions receivable | 77,295 |
| Other receivables | 54,406 |
| Prepaid insurance | 11,524 |
| Furniture & equipment less accumulated depreciation - $12,435 | 26,412 |
| TOTAL ASSETS | $444,185 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | $ 31,955 |
| Commissions payable | 186,279 |
| Accrued payroll expense | 19,283 |
| California LLC license fee | 11,790 |
| Accrued expenses payable | 20,529 |
| Other payables | 21,817 |
| TOTAL LIABILITIES | 291,653 |
| MEMBERS' EQUITY | |
| Capital contributed | 113,000 |
| Accumulated retained earnings | 39,532 |
| TOTAL MEMBERS' EQUITY | 152,532 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $444,185 |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | |
|---|---|
| REVENUE SCHEDULE – Page 11 | $9,479,119 |
| OPERATING EXPENSES SCHEDULE – Page 11 | 9,427,130 |
| INCOME BEFORE INCOME TAXES | 51,989 |
| FRANCHISE TAX PROVISION | 12,590 |
| NET INCOME | $ 39,399 |

See Accompanying Notes to Financial Statements

## AFA FINANCIAL GROUP, LLC
## STATEMENT OF CHANGES IN MEMBERS EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | Capital | (Deficit) Retained Earnings | Total |
|---|---|---|---|
| Balance, December 31, 2005 | $ 113,000 | $ 477,133 | $ 590,133 |
| Distribution | | (477,000) | (477,000) |
| Net Income | | 39,399 | 39,399 |
| Balance, December 31, 2006 | $ 113,000 | $ 39,532 | $ 152,532 |

See Accompanying Notes to Financial Statements

# AFA FINANCIAL GROUP, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net income | $ 39,399 |
| Depreciation | 7,456 |
| Changes in operating assets and liabilities: | |
| Commissions receivable | ( 13,876) |
| Other receivables | ( 54,406) |
| CRD deposit | 2,147 |
| Prepaid insurance | 8,767 |
| Accounts payable | 2,168 |
| Commission payable | 28,341 |
| Accrued payroll taxes | 9,373 |
| Other payable | 21,817 |
| Accrued expenses | 20,529 |
| Net cash provided from operating activities | 71,715 |
| Cash Flows for Investing Activities: | |
| Furniture & equipment | ( 9,594) |
| Cash Flows from Financing Activities | |
| Distribution | (477,000) |
| Net decrease in cash | (414,879) |
| Cash at December 31, 2005 | 589,427 |
| Cash at December 31, 2006 | $ 174,548 |
| Supplemental Cash Flow Information: | |
| Interest paid | $ 4,368 |
| Cash paid for income taxes | $ 800 |

See Accompanying Notes to Financial Statements

# AFA FINANCIAL GROUP, LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2006

## NOTE 1 - ORGANIZATION

AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is a wholly-owned subsidiary of its parent company also an LLC along with two other LLC subsidiaries. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense

Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions

Per written letters of agreement, the Company will act only as a pass through of RIA fees and insurance commissions and not retain any amounts. The compensation, if any, for RIA fees will be retained by related entity AFA Advisor Services, LLC and for insurance commissions will be retained by related entity AFA Insurance Services, Inc.

Furniture and Equipment and Depreciation

Furniture and Equipment are depreciated over five years by the straight line method.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the net capital was $47,372, which exceeded the required minimum capital by $27,929. The percentage of aggregate indebtedness to net capital ratio is 616%.

## NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue, maximum of $11,790

**NOTE 5 - USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 6 - RELATED PARTY TRANSACTIONS**

As described in Note 2, "Advisor Fees and Insurance Commissions", the Company does not received any income or pay any related expenses for its Insurance and RIA affiliates.

**NOTE 7 – CONTINGENT LIABILITIES**

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2006 and through the date of this report.

The Company leases space for which the parent company is liable.

**NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3**

AFA Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; AFA Financial Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

**NOTE 9 – COMMITMENTS**

The Company's lease expires May 30, 2009 and the renewal option has not been agreed upon. The following are future commitments

| | |
|---|---|
| 2007 | $162,298 |
| 2008 | 166,971 |
| 2009 | 84,656 |
| | $413,925 |

**AFA FINANCIAL GROUP, LLC**
**COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1**
**DECEMBER 31, 2006**

| | |
|---|---|
| COMPUTATION OF NET CAPITAL | |
| Total ownership equity from statement of financial condition | $152,532 |
| Non allowable assets - Page 9 | 103,535 |
| NET CAPITAL BEFORE HAIRCUTS | 48,997 |
| Haircuts – Page 9 | 1,625 |
| NET CAPITAL | $ 47,372 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | |
| Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness | $ 19,443 |
| Minimum dollar net capital required | $ 5,000 |
| Net Capital required (greater of above amounts) | $ 19,443 |
| EXCESS CAPITAL | $ 27,929 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 18,207 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Total liabilities | $291,653 |
| Percentage of aggregate indebtedness to net capital | 616% |

RECONCILIATION

The following is a reconciliation as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

| | |
|---|---|
| Unaudited | $ 100,391 |
| Audit Adjustments (See Page 9) | ( 53,019) |
| Audited | $ 47,372 |

See Accompanying Notes to Financial Statements

**AFA FINANCIAL GROUP, LLC**
**NON-ALLOWABLE ASSETS**
**DECEMBER 31, 2006**

NON-ALLOWABLE ASSETS

| | |
|---|---|
| Furniture & Equipment, net | $ 26,412 |
| Other Receivables | 54,406 |
| Prepaid Insurance | 11,524 |
| Commission Receivable | 11,193 |
| | $103,535 |

HAIRCUTS

| | |
|---|---|
| Money Market | $ 1,625 |

CHANGES TO UNAUDITED NET CAPITAL:

| | |
|---|---|
| Change in Non-Allowable Assets | $( 17,638) |
| Accrue Commission Expense | ( 47,622) |
| Accrue Sponsor Fee – Income | 10,000 |
| Accrue LLC FTB Taxes | ( 11,790) |
| Reclass Insurance to Prepaid Expenses | 6,380 |
| Reverse Misc. Accrued Liabilities | 7,648 |
| Adjust Commission Income | 3 |
| Total Audit Adjustments to Net Capital | $( 53,019) |

See Accompanying Notes to Financial Statements

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 15, 2007

# AFA FINANCIAL GROUP, LLC
## SCHEDULE OF REVENUE AND OPERATING EXPENSES
## FOR THE YEAR ENDED DECEMBER 31, 2006

| REVENUE | |
|---|---|
| Commissions | $7,958,660 |
| Commission advisor fees | 149,933 |
| Managing Broker Dealer Fee | 708,592 |
| Due diligence fees | 651,935 |
| Interest income | 9,999 |
| | $9,479,119 |

| OPERATING EXPENSES | |
|---|---|
| Accounting and legal | $ 30,752 |
| Advertising and promotion | 22,210 |
| Auto expense | 5,845 |
| Back office processing | 147 |
| Business gifts | 1,351 |
| Computer expenses | 42,702 |
| Depreciation | 7,456 |
| Contributions | 275 |
| Dues and Subscriptions | 17,590 |
| Employee welfare | 4,747 |
| Equipment rental | 68,980 |
| Insurance | 55,746 |
| Interest | 4,368 |
| Internet & website | 3,178 |
| Licenses | 4,795 |
| Meetings | 12,509 |
| Office expense | 26,139 |
| Office supplies | 25,044 |
| Parking | 2,028 |
| Postage and delivery | 23,194 |
| Professional fees | 131,187 |
| Commission – reps | 7,098,447 |
| Rent | 173,220 |
| Security | 300 |
| Seminars | 6,232 |
| Taxes – payroll | 119,864 |
| Telephone | 13,515 |
| Travel and entertainment | 46,065 |
| Wages and salaries | 1,475,901 |
| Miscellaneous | 3,343 |
| | $9,427,130 |

See Accompanying Notes to Financial Statements

## PART II

## AFA FINANCIAL GROUP, LLC

## STATEMENT OF INTERNAL CONTROL

## DECEMBER 31, 2006

**George Brenner, CPA**
**A Professional Corporation**
**10680 W. PICO BOULEVARD, SUITE 260**
**LOS ANGELES, CALIFORNIA 90064**
**310/202-6445 – Fax 310/202-6494**

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements and supplemental schedules of AFA Financial Group, LLC (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
AFA Financial Group, LLC
Calabasas, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 15, 2007

 Financial Group, LLC

Member NASD, SIPC

April 2, 2007

To All Regulatory Agencies,

Attached is a revised Annual Audit report for the year ended December 31, 2006. Although there is no change in the Balance Sheet, the Profit and Loss Statement, and the Net Capital Computation, a section has been included to indicate what audit adjustments were made after the initial focus report (Form X-17A-5 Part IIA Quarterly 17a-5(a)) was filed. This audited financial statement is issued by our outside auditors in order to adhere to SEC rule 17a-5(d). Therefore pursuant to the provisions of NASD Rule 8210 we are submitting this report to the SEC and NASD as requested.

Please let me know if you have any questions or need additional information.

Bruce M. Ross
CFO



26637 W. Agoura Road · Calabasas, CA 91302-1959 · 818-708-0111 · 877-752-6272
Fax [illegible] · [illegible].com

March 20, 2007


NASD

Morrie W. Reiff, CEO
AFA Financial Group, Inc.
26637 W. Agoura Road
Calabasas CA 91302

Dear Mr. Reiff:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that:

> The Reconciliation of the Net Capital Computation did not clearly indicate what audit adjustments were made. Please provide a more detailed listing of the corrections to the firm's statement of financial conditions.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 3, 2007. Questions may be addressed to Peggy O'Reilly, Compliance Examiner, at (213) 613-2637.

Sincerely,

Lusana Gee
Supervisor

END

Enclosure: Form X-17A-5 Part III Facing Page



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